December 18, 2012

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Jennifer Hardy
Special Counsel
Division of Corporation Finance

Amanda Ravitz
Assistant Director
Division of Corporation Finance

Re:	China Yuchai International Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 19, 2012

File No. 1-13522

Ladies and Gentlemen:

This letter sets forth the response of China Yuchai International Limited (“We” or “China Yuchai”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter dated December 4, 2012, with respect to the above-referenced Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth before each response.

General

1.	Please tell us about any contacts with Cuba, Iran and Syria since your letter to us of April 23, 2009. Please also tell us about any contacts with Sudan. We note for instance the disclosure on page 34 regarding exports to Cuba, and note that Guangxi Yuchai’s website lists international sales offices for Syria, Iran and Cuba, and a sales representative for Sudan. Cuba, Iran, Syria and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Iran, Syria and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan or Cuba, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Include information about Guangxi Yuchai and DongFeng Group, which, according to news reports, sells products in Iran, Syria and Sudan. Your response should describe any products, equipment, components, technology, and services you have provided to the referenced countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of these countries or entities controlled by these governments.

1.	We confirm to the Staff that since our letter of April 23, 2009 to the Staff, there have been no new agreements, commercial arrangements or other contracts entered into by us or our main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Guangxi Yuchai”) with Cuba or any entity controlled by the Cuban government. The memorandum of understanding signed between Guangxi Yuchai and the Cuban government in 2006 pursuant to which Guangxi Yuchai exported diesel engines to Cuba expired in 2010 and has not been renewed. We have not sold any products directly into Cuba since the expiration of the memorandum of understanding in 2010. We also confirm to the Staff that neither we nor Guangxi Yuchai have entered into any agreement, commercial arrangement or other contract with Iran, Syria or Sudan or any entities controlled by the governments in these countries.

Except for an insignificant percentage of products that we sold directly into Cuba pursuant to the memorandum of understanding which expired in 2010, we did not have any direct sales into Cuba, Iran, Syria or Sudan during fiscal years 2009, 2010 and 2011 and the nine months ended September 30, 2012. However, we understand there are indirect sales of our products into Cuba, Iran, Syria and Sudan. This is done through the sales of our products to third-party distributors who purchase them from Guangxi Yuchai and resell them on to end-users in these countries in subsequent and separate transactions that are not disclosed to us or Guangxi Yuchai. All of these distributors are separate legal entities in which neither we nor our affiliates have any equity interest in or control over. As our products are sold to a number of different distributors who operate in a highly competitive landscape, we are not provided a detailed breakdown of the identity of the end-users or their location. It is only when an end-user who has purchased our products under warranty from one of these distributors requests service support or special technical assistance does the distributor approach Guangxi Yuchai for assistance. Such requests help us to get more information about the end-user and identify the exact geographic location of the end-user. Other than through this method, we rely on self-reporting from these distributors to gather information regarding the identity of the end-users. Our products that are resold by the third-party distributors in Cuba, Iran, Syria or Sudan are diesel engines which are primarily used in small commercial vehicles such as small buses and trucks, and to a lesser extent in the construction industry and also to drive small diesel generators to provide power in small towns and villages.

The table in Appendix I sets forth the historical unit and revenue data for diesel engines that were sold by us to third-party distributors who we understand resold those products to Cuba, Iran, Syria and Sudan for fiscal years 2009, 2010 and 2011 and the nine months ended September 30, 2012.

This data shows the insignificance of these sales to our operations in these fiscal periods. Given the de minimis nature of the amounts involved, we do not believe that the sales of our products to these countries have constituted a material investment risk to our security holders. Accordingly, we believe that no specific reference was needed to this insignificant export data in our annual report on Form 20-F for the fiscal year ended December 31, 2011, except for Cuba which was listed as one of the top five export markets for Guangxi Yuchai in 2010.

We also confirm to the Staff that neither we nor Guangxi Yuchai have any registered sales offices in Iran, Syria, Sudan or Cuba or any sales representatives in any of these countries. As there are indirect sales of our products into Iran, Syria, Sudan and Cuba, Guangxi Yuchai has assigned certain of its sales staff based at its offices in Yulin City, China, to respond to requests for service support or technical assistance from the third-party distributors who receive such requests from the end-users in these countries. As a result, Guangxi Yuchai’s marketing department mistakenly interpreted this as Guangxi Yuchai having a physical presence through an office or a representative in those countries or regions. We have clarified this point with Guangxi Yuchai and, in response to the Staff’s comments, Guangxi Yuchai has corrected its website which previously listed sales offices in Iran, Syria and Cuba and a sales representative in Sudan.

With respect to the Dongfeng Group, Guangxi Yuchai supplies diesel engines to it pursuant to commercial sales contracts. Guangxi Yuchai is hence in a supplier relationship with the Dongfeng Group in China. The diesel engines supplied to the Dongfeng Group under the sales contracts are meant to be for domestic use only, such that applicable warranties to the products would only be valid if their use was in China. Accordingly, any of Guangxi Yuchai’s products that were sold to Iran, Syria, Sudan or Cuba through the Dongfeng Group would not be under warranty and it would not be required to provide service to them or otherwise be made aware of such sales. As the Dongfeng Group is a separate legal entity in which neither China Yuchai nor its affiliates have any equity interest in or control over, we are unable to provide information as to whether the Dongfeng Group sells products in Iran, Syria or Sudan.

2.	Please discuss the materiality of your contacts with Cuba, Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria and Sudan.

2.	We respectfully submit to the Staff that we do not believe that sales revenue contributions from sales to Cuba, Iran, Syria and Sudan are material to our past, current or anticipated future operations. The table in Appendix I sets forth the historical unit and revenue data for diesel engines that were sold by us to third-party distributors who we understand resold those products to Cuba, Iran, Syria and Sudan for fiscal years 2009, 2010 and 2011 and the nine months ended September 30, 2012. We do not have any assets or liabilities in these countries because all our products are sold in these countries through distributors. This data shows the insignificance of these sales to our operations in these fiscal periods.

We are aware that various initiatives have been proposed or adopted by different bodies regarding investment in companies that do business with U.S. designated state sponsors of terrorism and confirm to the Staff that we have considered the relevance of such issues to our business activities, but due to the de minimis nature of our dealings with Iran, Syria, Sudan and Cuba, we do not believe that there would be any major impact to our reputation and share value.

As requested by the Staff, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Mr. Leong Kok Ho, CFO of China Yuchai, at (65) 6322-6251 if you have further questions or comments.

Respectfully submitted,

/s/ Benny H Goh
Benny H Goh
President and Director

cc:	Deborah Foo

General Counsel

China Yuchai International Limited

Leong Kok Ho

Chief Financial Officer

China Yuchai International Limited

APPENDIX I

Sales of diesel engines resold by third party distributors into Cuba, Iran, Syria and Sudan in fiscal years 2009, 2010 and 2011 and Nine Months ended September 30, 2012

	Unit Sales for 2009	Revenue Sales for 2009	Unit Sales for 2010	Revenue Sales for 2010	Unit Sales for 2011	Revenue Sales for 2011	Unit Sales for Nine Months ended September 30, 2012	Revenue Sales for Nine Months ended September 30, 2012
		RMB’ 000		RMB’ 000		RMB’ 000		RMB’ 000
Cuba	149	2,363	8,791	194,149	311	9,495	721	29,477
Total Sales	467,899	13,161,087	551,592	16,158,415	510,777	15,413,243	338,354	10,185,128
Percentage of Total Sales	0.03%	0.02%	1.59%	1.20%	0.06%	0.06%	0.21%	0.29%
Iran	7	141	80	1,401	60	1,176	33	699
Total Sales	467,899	13,161,087	551,592	16,158,415	510,777	15,413,243	338,354	10,185,128
Percentage of Total Sales	0.00%	0.00%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Syria	260	7,485	847	25,421	496	19,449	70	883
Total Sales	467,899	13,161,087	551,592	16,158,415	510,777	15,413,243	338,354	10,185,128
Percentage of Total Sales	0.06%	0.06%	0.15%	0.16%	0.10%	0.13%	0.02%	0.01%
Sudan	60	1,500	54	1,794	26	1,256	26	647
Total Sales	467,899	13,161,087	551,592	16,158,415	510,777	15,413,243	338,354	10,185,128
Percentage of Total Sales	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%